CM 3/17

BB 3/5

04003284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26892

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH. D.C. 187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Multi-Financial Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Broadway

(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Stewart (404)841-6890

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

600 Peachtree Street Ste 2800	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. Paul Stewart, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Multi-Financial Securities Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

KAREN K. BLAIR NOTARY EXPIRES GEORGIA JUNE 11, 2004 PUBLIC FULTON COUNTY

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Multi-Financial Securities Corporation

For the year ended December 31, 2003
with Reports of Independent Auditors

0402-0514902

MULTI-FINANCIAL SECURITIES CORPORATION
Audited Financial Statements and Supplemental Information
For the year ended December 31, 2003
Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
Multi-Financial Securities Corporation

We have audited the accompanying statement of financial condition of Multi-Financial Securities Corporation (a wholly owned subsidiary of Multi-Financial Group, Inc., which is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multi-Financial Securities Corporation at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Atlanta, Georgia
February 16, 2004

MULTI-FINANCIAL SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 7,055,445
Cash segregated for regulatory purposes	101,903
Commissions and concessions receivable	2,587,853
Accounts receivable, net of allowance of $139,960	445,498
Due from affiliates, including $767,008 under tax allocation agreement	1,261,010
Deferred income tax asset	831,295
Deferred compensation plans investment	651,511
Other assets	52,786
Total assets	$ 12,987,301
Liabilities and stockholder's equity	
Liabilities:	
Commissions and concessions payable	$ 3,161,868
Accounts payable and other accrued expenses	635,227
Due to affiliates, including $22,897 under tax allocation agreement	1,683,893
Deferred compensation plans accrued expenses	652,943
Other liabilities	585,759
Total liabilities	6,719,690
Stockholder's equity:	
Common stock, $1.00 par value; 50,000 shares authorized; 23,000 shares issued and outstanding	23,000
Additional paid-in capital	2,900,000
Retained earnings	3,344,611
Total stockholder's equity	6,267,611
Total liabilities and stockholder's equity	$ 12,987,301

The accompanying notes are an integral part of these financial statements.

MULTI-FINANCIAL SECURITIES CORPORATION
Statement of Operations
Year ended December 31, 2003

Revenues:	
Commissions	$ 49,759,367
Interest	163,924
Other	2,592,086
Total revenues	52,515,377
Expenses:	
Commissions	43,799,062
Salaries and employee benefits	1,347,221
Management fees paid to affiliates	7,347,390
Marketing and customer development	2,107,673
Other operating expenses	1,771,951
Total expenses	56,373,297
Loss before taxes	(3,857,920)
Income tax expense (benefit):	
Current	(863,620)
Deferred	(483,093)
Total income tax benefit	(1,346,713)
Net loss	$ (2,511,207)

The accompanying notes are an integral part of these financial statements.

MULTI-FINANCIAL SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2003	$ 23,000	$ 900,000	$ 5,855,818	$ 6,778,818
Contribution of capital	-	2,000,000	-	2,000,000
Net loss	-	-	(2,511,207)	(2,511,207)
Balance at December 31, 2003	$ 23,000	$ 2,900,000	$ 3,344,611	$ 6,267,611

The accompanying notes are an integral part of these financial statements.

MULTI-FINANCIAL SECURITIES CORPORATION
Statement of Cash Flows
Year ended December 31, 2003

Operating activities	
Net loss	$ (2,511,207)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Amortization of notes receivable	214,406
Deferred income taxes	(483,093)
Changes in operating assets and liabilities:	
Cash segregated for regulatory purposes	(101,903)
Commissions and concessions receivable	(123,681)
Accounts receivable	(251,742)
Due from affiliates	1,840,244
Deferred compensation plans investment	(99,597)
Other assets	(19,581)
Commission and concessions payable	582,620
Accounts payable and other accrued expenses	224,059
Due to affiliates	1,556,393
Deferred compensation plans accrued expenses	98,105
Other liabilities	435,588
Net cash provided by operating activities	1,360,611
Financing activities	
Captial contribution	2,000,000
Net cash provided by financing activities	2,000,000
Increase in cash and cash equivalents	3,360,611
Cash and cash equivalents at beginning of year	3,694,834
Cash and cash equivalents at end of year	$ 7,055,445
Supplemental disclosure of cash flow information	
Cash received during the year for:	
Income taxes	$ 83,869

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

Multi-Financial Securities Corporation (the "Company") is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is engaged primarily in the business of selling mutual funds, direct participation programs, limited partnerships, unit investment trusts, variable and life products, stocks, bonds, and options. The Company is a wholly owned subsidiary of Multi-Financial Group, LLC (the "Parent") and ultimately of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Cash of $41,893 at December 31, 2003 has been segregated in a special account for regulatory purposes and for the exclusive benefit of customers under SEC Rule 15c3-3(c)(7).

Cash of $50,000 at December 31, 2003 has been deposited in an escrow account at Pershing, LLC as part of a related clearing agreement.

Cash of $10,010 at December 31, 2003 has been deposited in an escrow account at the National Securities Clearing Corporation.

Notes Receivable

The Company has loaned money to certain of its representative agents under promissory note agreements, which bear interest at 8%. Each note contains a provision for forgiveness of principal and accrued interest if the representative agent meets specified commission production levels. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. At December 31, 2003, in anticipation of forgiveness of a portion of the principal, the Company is amortizing the principal balance of the notes into operations ratably over the contractual term of the notes. The principal amortization for 2003 was $214,406.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Revenue Recognition

Commission revenue and expense are recognized on a trade-date basis, which is the date a trade is executed.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2003 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Income tax expense (benefit) consists of the following for the year ended December 31, 2003:

Current:	
Federal	$ (863,920)
State	300
	(863,620)
Deferred:	
Federal	(483,093)
Total	$ (1,346,713)

Variations from the federal statutory rate are as follows for the year ended December 31, 2003:

Expected federal income tax benefit at statutory rate of 35%	$ (1,350,272)
State income tax expense, net of federal benefit	195
Other	3,364
Income tax benefit	$ (1,346,713)

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is due primarily to nondeductible expenses such as entertainment and meals.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. Significant components of the Company's deferred tax assets and liabilities at December 31, 2003 are as follows:

Deferred tax assets:	
Deferred compensation	$ 173,743
Allowance for doubtful accounts	48,986
Legal fees	197,400
Reorganization accrual	474,250
Pension	45,704
Total deferred tax assets	940,083
Deferred tax liabilities:	
Amortization	108,788
Total deferred tax liabilities	108,788
Net deferred tax assets	$ 831,295

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

4. Related Party Transactions

ING Brokers Network, LLC ("ING BN") (an affiliated company) and ING AIH allocate a portion of their general administrative expenses to the Company based on volume, number of personnel, and activity. During the year ended December 31, 2003, the Company was charged $7,347,390 by ING BN and ING AIH.

Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly owned subsidiary of its Parent.

5. Employee and Registered Representative Benefits

Deferred Compensation Plan

The Company maintains a deferred compensation plan for registered representatives. Under the plan, if certain eligibility requirements are met, a participant may defer a portion of their income, including commission and fee earnings, as applicable. Such amounts are charged to salaries and employee benefits by the Company. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Company accrues interest to these participants based upon the actual rate of return of the underlying investment index choice. Such amounts are included in the Company's 2003 results of operations. The plan is unfunded; therefore, benefits are paid from the general assets of the Company. However, the Company has made investments that mirror amounts and elections of the participants, of which $651,511 is included as an asset on the statement of financial condition. The total of net participant deferrals which is reflected as a liability on the statement of financial condition was $652,943 at December 31, 2003. Total interest expense related to the plan (net of the Company's investment results) was $3,398 for the year ended December 31, 2003.

6. Contingencies

The Company is party to a number of claims and lawsuits/arbitrations arising in the course of their normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2003, the Company had net capital of $3,209,064 which was $2,804,519 in excess of its required net capital of $404,545. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was 1.89 to 1.

8. Subsequent Events

On January 1, 2004, the Company merged with affiliated entities IFG Network Securities, Inc. ("INS") and VESTAX Securities Corporation ("VSC"). The assets and liabilities of INS and VSC were recorded by the Company, the surviving entity, at book value as of January 1, 2004. The outstanding shares of common stock of the Company were not affected by the merger. No gain or loss was recognized due to no cash, securities, shares of stock or other consideration being issued in exchange for the merger. The combination will be accounted for as a pooling of interests consistent with APB 16.

Incurred costs related to the merger of $1,354,321 are included in marketing and customer development, management fees paid to affiliates, and other operating expenses.

Supplemental Information

MULTI-FINANCIAL SECURITIES CORPORATION
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003 **Schedule I**

Stockholder's equity	$ 6,267,611
Non-allowable assets	
NSCC escrow deposit	10,010
Commissions receivable (aged)	363,202
Due from affiliates	1,261,010
Accounts receivable	445,498
Deferred income tax asset	831,295
Other assets	31,255
Total non-allowable assets	2,942,270
Net capital before haircuts	3,325,341
Haircuts on short term investments included in cash equivalents	116,277
Net capital	$ 3,209,064
Aggregate indebtedness (AI)	
Commissions and concessions payable	$ 3,161,868
Due to affiliates	1,683,893
Accounts payable and other accrued expenses	635,227
Deferred compensation plans accrued expenses	1,432
Other liabilities	585,759
Total aggregate indebtedness	$ 6,068,179
Minimum net capital requirement, 6 2/3% of AI	$ 404,545
Minimum dollar net capital requirement	$ 100,000
Excess net capital	$ 2,804,519
Excess net capital at 1000%, as defined	$ 2,602,246
Ratio of aggregate indebtedness to net capital	1.89 to 1

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2003.

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Stockholder and Board of Directors
Multi-Financial Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of Multi-Financial Securities Corporation (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Atlanta, Georgia
February 16, 2004